Dataram Contact:                       Investor Contact:

Mark Maddocks                          Joe Zappulla
Vice President-Finance, CFO            Wall Street Investor Relations Corp.
609-799-0071                           212-973-0883 or 301-907-4090
info@datram.com                        JZappulla@WallStreetIR.com

                           DATARAM COMPLETES ACQUISITION
                          OF MEMORY CARD TECHNOLOGY ASSETS

PRINCETON, N.J. March 23, 2001 - Dataram Corporation (NASDAQ: DRAM) today announced that it has completed the purchase of Memory Card Technology A/S
(MCT) assets for approximately $30 million, including transaction costs.   The
acquisition was funded with cash and credit facilities.

The acquisition provides Dataram with memory design and manufacturing capabilities in Denmark and Australia, and sales offices throughout Europe, Latin America and the Pacific Rim. Dataram's product line will also be enhanced by the addition of MCT's products, which include Rambus, DDR, SDRAM, DRAM, SRAM, SGRAM and EDO memory plus flash memory, video memory and cache memory.

ABOUT DATARAM CORPORATION

Dataram Corporation is a leading provider of gigabyte memory upgrades for network servers. The Company specializes in the manufacture of large capacity memory for Compaq, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers. Dataram, headquartered in Princeton, New Jersey, is celebrating its 34th year in the computer industry. Additional information is available on the Internet at www.dataram.com.

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov